July 25, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. – Room 3528
Washington, D.C. 20549
Attn: H. Roger Schwall, Esq.

Re:	Alon USA Energy, INC. Registration Statement on Form S-1 File No. 333-124797
Dear Mr. Schwall:
In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Sincerely,
CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC.
LEHMAN BROTHERS INC.
    As Representatives
By: Credit Suisse First Boston LLC
Joseph D. Fashano
Director